SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d‑1 and 13d‑2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Medalist Diversified REIT, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

58403P303
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403P303

1.     Name of Reporting Person:

           Alfred Lee Finley

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  15,625 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  312,500 (2)
Owned By
Each
Reporting         7.     Sole Dispositive Power:  15,625 (1)
Person
With
                         8.     Shared Dispositive Power:  312,500 (2)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          328,125 (1)(2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 14.8%

12.     Type of Reporting Person: IN
--------------
(1)
Shares are held by ALF Operating Partners, Ltd.  Alfred Lee Finley, in his capacity as the sole member and President of ALF Acquisitions Company, LLC, which is the general partner of ALF Operating Partners, Ltd., exercises sole voting and dispositive power over such shares.

(2) Shares are held by Alfred Lee Finley and his spouse, Susan Finley, as joint tenants.

CUSIP No. 58403P303

1.     Name of Reporting Person:

           Susan Finley

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  3,125 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  312,500 (2)
Owned By
Each
Reporting         7.     Sole Dispositive Power:  3,125 (1)
Person
With
                         8.     Shared Dispositive Power:  312,500 (2)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          315,625 (1)(2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 14.2%

12.     Type of Reporting Person: IN
--------------
(1) Shares are held by Susan Finley individually.
(2) Shares held by Susan Finley and her spouse, Alfred Lee Finley, as joint tenants.

CUSIP No. 58403P303

1.     Name of Reporting Person:

           ALF Operating Partners, Ltd.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  15,625 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  15,625 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          15,625

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.7%

12.     Type of Reporting Person: PN
--------------
(1) Power is exercised by Alfred Lee Finley in his capacity as sole member and President of ALF Acquisitions Company, LLC, the general partner of ALF Operating Partners, Ltd.

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated July 1, 2022, as amended by Amendment No. 1 dated February 13, 2023 (the "Schedule 13G"), relating to the Common Stock,  par value $0.01 per share (the "Stock"), of Medalist Diversified REIT, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(e) is hereby amended and restated in its entirety as follows:

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 58403P303.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)
Reporting Persons

Lee Finley

In his capacity as the sole member and President of ALF Acquisitions, general partner of ALF Operating, and pursuant to his ownership of shares held by Lee Finley and his spouse Susan Finley as joint tenants, Lee Finley may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 328,125 shares of the Stock, which constitutes approximately 14.8% of the outstanding shares of the Stock.

Susan Finley

Pursuant to her ownership of shares held by Susan Finley individually and by Susan Finley and her spouse, Lee Finley, as joint tenants, Susan Finley may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 315,625 shares of the Stock, which constitutes approximately 14.2% of the outstanding shares of the Stock.

ALF Operating

The aggregate number of shares of the Stock that ALF Operating owns beneficially, pursuant to Rule 13d‑3 of the Act, is 15,625, which constitutes approximately 0.7% of the outstanding shares of the Stock.

Controlling Person

ALF Acquisitions

Because of its position as the general partner of ALF Operating, ALF Acquisitions may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,625 shares of the Stock, which constitutes approximately 0.7% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

Lee Finley

In his capacity as sole Member and President of ALF Acquisitions, general partner of ALF Operating, Lee Finley has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,625 shares of the Stock.  In addition, pursuant to his ownership of shares held as joint tenant by himself and his spouse, Susan Finley, Lee Finley has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 312,500 shares of the Stock.

Susan Finley

Pursuant to her ownership of shares held by herself individually, Susan Finley has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,125 shares of the Stock.  In addition, pursuant to her ownership of shares held as joint tenant by herself and her spouse, Lee Finley, Susan Finley has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 312,500 shares of the Stock.

ALF Operating

Acting through its general partner, ALF Acquisitions, the sole member and President of which is Lee Finley, ALF Operating has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,625 shares of the Stock.

Controlling Person

ALF Acquisitions

In its capacity as the general partner of ALF Operating, ALF Acquisitions, acting through its sole member and President, Lee Finley, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 15,625 shares of the Stock owned by ALF Operating.

Item 10 is hereby restated in its entirety as follows:

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     February 9, 2024

/s/ Alfred Lee Finley
ALFRED LEE FINLEY

/s/ Susan Finley
SUSAN FINLEY

ALF OPERATING PARTNERS, LTD.
By:  ALF Acquisitions Company, LLC, general partner

       By: /s/ Alfred Lee Finley
  Alfred Lee Finley, President